SEC File No 33-18130







                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549-1004




                                      FORM 11-K


                                    ANNUAL REPORT


                          Pursuant to Section 15(d) of the
                          Securities Exchange Act of 1934


                     For the fiscal year ended January 31, 1999


                              EMPLOYEES SAVINGS PLAN OF
                                MOBIL OIL CORPORATION

                               (Full title of the plan)



                                  MOBIL CORPORATION
                        3225 Gallows Road, Fairfax, Virginia
                                     22037-0001
                              Telephone:  (703) 846-3000


            (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                      13-2850309

                           (IRS Employer Identification No.)

           EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                             FORM 11-K
                     FOR THE FISCAL YEARS ENDED
                     JANUARY 31, 1998 and 1999



                         TABLE OF CONTENTS



                                                                     Page

Report of Ernst & Young LLP, Independent Auditors..................    1
Statements of Net Assets Available for Benefits....................    2-3
Statements of Changes in Net Assets Available for Benefits.........    4-5
Notes to Plan Financial Statements.................................    6
Supplemental Information:
  Schedule of Assets Held for Investment Purposes..................   13
  Schedule of Reportable Transactions..............................   14
Signature..........................................................   15
Exhibit Index......................................................   16
Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors....   17


A schedule of party-in-interest transactions has not been presented because there were no such prohibited transactions.

                            REPORT OF INDEPENDENT AUDITORS





Board of Directors
Mobil Oil Corporation


We have audited the accompanying statements of net assets available for benefits of the Employees Savings Plan of Mobil Oil Corporation (the Plan) as of January 31, 1998 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 1998 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of January 31, 1999 and reportable transactions for the year the ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.








Fairfax, Virginia                                   Ernst & Young LLP
April 16, 1999
                                       1






                          EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                          STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                         JANUARY 31, 1998
                                       (millions of dollars)
                                    MOBIL      LONG-
                            MOBIL   ESOP       TERM               OTHER  OTHER   PARTIC-
                            COMMON  PREFERRED  FIXED    JENNISON  LOWER  HIGHER  IPANT
                            STOCK   STOCK      INCOME   EQUITY    RISK   RISK    LOAN
                            FUND    FUND       FUND     FUND      FUNDS  FUNDS   FUND     TOTAL
                          ----------------------------------------------------------------------
Investments, at
  current value           $2,093    $1,168     $699     $856      $429   $220    $82      $5,547
Contributions receivable:
  Company                      1       171        -        -         -      -      -         172
  Participants                 3         -        1        1         1      1      -           7
Dividends and interest
  receivable                   -        21        -        -         -      -      1          22
Loan repayments
  receivable                   -         -        -        -         -      -      2           2
Cash                           -         -        -        -         5      -      -           5
                          ----------------------------------------------------------------------
      Total assets         2,097     1,360      700      857       435    221     85       5,755
                          ----------------------------------------------------------------------
Accrued interest
  payable                      -       (17)       -        -         -      -      -         (17)
ESOP debt                      -      (497)       -        -         -      -      -        (497)
                          ----------------------------------------------------------------------
     Total liabilities         -      (514)       -        -         -      -      -        (514)
                          ----------------------------------------------------------------------
     Net assets available
       for benefits       $2,097    $  846     $700     $857      $435   $221    $85      $5,241
                          ======================================================================












                                              See accompanying notes

                                                        2




                          EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                          STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                         JANUARY 31, 1999
                                       (millions of dollars)
                                    MOBIL      LONG-
                            MOBIL   ESOP       TERM               OTHER  OTHER   PARTIC-
                            COMMON  PREFERRED  FIXED    JENNISON  LOWER  HIGHER  IPANT
                            STOCK   STOCK      INCOME   EQUITY    RISK   RISK    LOAN
                            FUND    FUND       FUND     FUND      FUNDS  FUNDS   FUND     TOTAL
                          ----------------------------------------------------------------------
Investments, at
  current value           $2,458    $1,438     $779     $1,221    $545   $233    $74      $6,748
Contributions receivable:
  Company                              181        -          -       -      -      -         181
  Participants                 3         -        1          1       1      1      -           7
Dividends and interest
  receivable                   -        20        -          -       -      -      1          21
Loan repayments
  receivable                   -         -        -          -       -      -      2           2
Cash                           -         -        -          -       6      -      -           6
                          ----------------------------------------------------------------------
      Total assets         2,461     1,639      780      1,222     552    234     77       6,965
                          ----------------------------------------------------------------------
Accrued interest
  payable                      -       (15)       -          -       -      -      -         (15)
ESOP debt                      -      (471)       -          -       -      -      -        (471)
                          ----------------------------------------------------------------------
     Total liabilities         -      (486)       -          -       -      -      -        (486)
                          ----------------------------------------------------------------------
     Net assets available
       for benefits       $2,461    $1,153     $780     $1,222    $552   $234    $77      $6,479
                          ======================================================================












                                              See accompanying notes

                                                          3





                          EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                    YEAR ENDED JANUARY 31, 1998
                                       (millions of dollars)
                                    MOBIL      LONG-
                            MOBIL   ESOP       TERM               OTHER  OTHER   PARTIC-
                            COMMON  PREFERRED  FIXED    JENNISON  LOWER  HIGHER  IPANT
                            STOCK   STOCK      INCOME   EQUITY    RISK   RISK    LOAN
                            FUND    FUND       FUND     FUND      FUNDS  FUNDS   FUND    TOTAL
                          ---------------------------------------------------------------------
Contributions
  Company                 $   17      $ 29     $  -     $  -      $  -   $  -    $ -     $   46
  Participants                34         -        9       18        11      9      -         81

Investment income
  Dividends                   64        52        -        -        28     11      -        155
  Interest and other
    investment income          -         -       47        -         -      -      7         54
  Realized and unrealized
    gains on investments      90        51        -      194        21      -      -        356
                          ---------------------------------------------------------------------
  Total investment income    154       103       47      194        49     11      7        565
                          ---------------------------------------------------------------------
Interest on ESOP debt          -       (43)       -        -         -      -      -        (43)
Distributions to
  participants              (154)      (24)    (130)     (47)      (45)   (13)    (4)      (417)
Transfers in (Note 5)          3         -        5        2         3      1      -         14
Transfers out                  -         -        -        -         -      -      -          -
Inter-fund transfers          63       (11)     (34)     (22)        1     11     (8)         -
                          ---------------------------------------------------------------------
  Net increase in net
    assets available
    for benefits             117        54     (103)     145        19     19     (5)       246

Net assets available for benefits:
  At beginning of year     1,980       792      803      712       416    202     90      4,995
                          ---------------------------------------------------------------------
  At end of year          $2,097      $846     $700     $857      $435   $221    $85     $5,241
                          =====================================================================




                                              See accompanying notes

                                                       4




                          EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                    YEAR ENDED JANUARY 31, 1999
                                       (millions of dollars)
                                    MOBIL      LONG-
                            MOBIL   ESOP       TERM               OTHER  OTHER   PARTIC-
                            COMMON  PREFERRED  FIXED    JENNISON  LOWER  HIGHER  IPANT
                            STOCK   STOCK      INCOME   EQUITY    RISK   RISK    LOAN
                            FUND    FUND       FUND     FUND      FUNDS  FUNDS   FUND     TOTAL
                            --------------------------------------------------------------------
Contributions
  Company                 $   17      $ 26     $  -     $    -    $  -   $  -    $ -      $   43
  Participants                37         -       11         21      14     10      -          93

Investment income
  Dividends                   67        50        -          -      24      8      -         149
  Interest and other
    investment income          -         -       46          -       -      -      6          52
  Realized and unrealized
    gains on investments     567       318        -        415      43     19      -       1,362
                          ----------------------------------------------------------------------
  Total investment income    634       368       46        415      67     27      6       1,563
                          ----------------------------------------------------------------------
Interest on ESOP debt          -       (38)       -          -       -      -      -         (38)
Distributions to
  participants              (167)      (31)    (141)       (51)    (42)   (10)    (4)       (446)
Transfers in (Note 5)          3         -       12          6       7      1      -          29
Transfers out (Note 5)        (2)       (2)      (1)         -      (1)     -      -          (6)
Inter-fund transfers        (158)      (16)     153        (26)     72    (15)   (10)          -
                          ----------------------------------------------------------------------
  Net increase in net
    assets available
    for benefits             364       307       80        365     117     13     (8)      1,238

Net assets available for benefits:
  At beginning of year     2,097       846      700        857     435    221     85       5,241
                          ----------------------------------------------------------------------
  At end of year          $2,461    $1,153     $780     $1,222    $552   $234    $77      $6,479
                          ======================================================================




                                              See accompanying notes

                                                       5

              EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                     NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1998 and 1999


Note 1.  Description of the Plan

Eligibility  -  Through  December  31,  1997,  regular  employees  of Mobil  Oil
Corporation and its participating affiliates (Mobil) generally became eligible to participate in the Employees Savings Plan of Mobil Oil Corporation (the Plan) on the first of the month after completion of one year of service. Effective January 1, 1998, most employees are immediately eligible to participate in the Plan. Films division employees hired after April 1, 1998 or later become eligible to participate in the Plan on the first of the month after completing one year of service.

During 1998, Mobil sold certain operations in Paulsboro, New Jersey and Pasadena, Texas. The Plan provided full vesting to all affected participants and allowed them to continue to repay their outstanding loans under the existing loan amortization schedules.

Contributions - The Plan is composed of two parts:

Savings Account - Through December 31, 1998, Mobil contributed sufficient funds to this account to provide an allocation of Mobil's Series B ESOP Convertible Preferred Stock (Mobil ESOP Convertible Preferred Stock) equal to 4% of most employees' eligible compensation, plus additional Mobil ESOP Convertible Preferred Stock in lieu of preferred cash dividends on such stock. Effective on January 1, 1999, Mobil's contribution was increased to 6% for most employees. Employees can make after-tax contributions to the Savings Account of the Plan, subject to certain tax law limitations. The maximum permitted employee contribution to the Savings Account is 15% of eligible compensation (plus certain make-up contributions).

401(k) Account - Through December 31, 1998, Mobil contributed 2% of eligible compensation for most employees to this account(and an additional 1% for most pre-January 1, 1969 employees). An employee could elect to receive a portion or all of Mobil's contributions in cash. Effective on January 1, 1999, this 2% contribution was discontinued. The account also includes employee pre-tax contributions. The combined Mobil and employee contributions to this account cannot exceed 15% of the employee's eligible compensation. Federal regulations governing the 401(k) Account limit in certain cases the combined Mobil and employee 401(k) contributions to less than 15% of eligible compensation.

Vesting & other - Mobil's contributions to the Savings Account and related investment income become vested upon completion of five years of employment. Mobil's contributions to the 401(k) account and all employee contributions and related earnings are immediately vested.

Effective January 1, 1999, participants have the option to receive dividends from Mobil Common Stock in the Plan in cash without withdrawal penalties.

The terms of the Plan are more fully described in the Summary Plan Description, which is available to each participant.

In December 1998, Mobil and Exxon Corporation signed an agreement to merge the two companies, subject to regulatory and shareholder approvals.

Note 2.  Administration of Plan Assets

The Plan is administered by Mobil Oil Corporation acting through fiduciaries designated by its Board of Directors to serve at its discretion. Merrill Lynch, Pierce, Fenner and Smith Inc. is the record-keeper for the Plan. Merrill Lynch Trust Company (Merrill Lynch) is the trustee, with the exception of the ESOP portion of the Plan, of which Bankers Trust Company is the trustee.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1998 and 1999


Note 3.  Major Accounting Policies

Security valuation - Mobil Common Stock is valued at the Plan's average sales price for the day (based on the New York Stock Exchange), on the day of valuation or, lacking any sales on that day, at the most recent bid quotation.

Mobil's ESOP Convertible Preferred Stock units (1/100th of a preferred share) are stated at current value, which is the higher of the liquidation value or current market value. Liquidation value is the minimum price guaranteed by Mobil, $38.875 per unit. Current market value is defined as the average sales price for Mobil Common Stock as defined in the previous paragraph.

The Merrill Lynch Floating Rate Long-Term Fixed Income Fund (LTFI) is stated at current value, which approximates fair value, representing the original cost, plus interest (based upon the crediting rates of the underlying contracts) reduced by transfers out and withdrawals.

The Aim Charter Fund, the Merrill Lynch Global Allocation Fund, the Merrill Lynch Institutional Fund, the Franklin U.S. Government Securities Fund, the MFS Emerging Growth Fund, the Templeton Foreign Fund and the Templeton Developing Markets Trust are publicly traded and valued at the closing sale price of the last business day of the Plan year.

The Jennison Fund and the Merrill Lynch Equity Index Trust are stated at current value, which approximates the fair value of the funds' underlying securities and encompass dividends, interest, gains and losses and administration fees in the values of each unit.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

Additional descriptions of the investment choices in the Plan are available to the participants from Merrill Lynch.

Investment income - Dividends from Mobil Common Stock are accrued on the ex-dividend date.

The minimum annual dividend on a unit of Mobil ESOP Convertible Preferred Stock accrues on a monthly basis, and is set at $3.00 per year. If the aggregate declared dividends on a share of Mobil Common Stock for the six months before a semi-annual dividend on the Mobil ESOP Convertible Preferred Stock exceed $3.00 per share, the semi-annual dividend on a unit of the Mobil ESOP Convertible Preferred Stock will be at least the same as such aggregate dividends on a share of Mobil Common Stock.

All other earnings are stated on an accrual basis. Investment income from all sources is stated net of investment management, trustee, audit and other third party fees of approximately $2,782,000 and $3,317,000 for the years ended January 31, 1998 and 1999, respectively.

Security transactions are recorded on a trade date basis. Realized and unrealized gains and losses are based on an average cost method.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1998 and 1999


Note 3.  Major Accounting Policies - continued

Forfeitures - Amounts forfeited (non-vested Mobil contributions and accumulated earnings thereon) under the Plan are used to reduce Mobil contributions. Unapplied forfeitures at January 31 are accounted for as reductions in Mobil contributions.

Use of estimates - The preparation of the financial statements in accordance with generally accepted accounting principles requires Mobil to make certain estimates and assumptions affecting amounts in the financial statements. Actual results could differ from these estimates and assumptions.

Note 4.  Employee Stock Ownership Plan (ESOP)

In November 1989, the ESOP trust, supported by a Mobil guarantee, privately placed $800,000,000 of floating interest rate notes due November 22, 2004, and used the proceeds to purchase 205,788 shares of Mobil ESOP Convertible Preferred Stock at a price equal to liquidation value, or $3,887.50 per share. Each share is convertible into 100 shares of Mobil Common Stock and is entitled to 100 votes.

On February 27, 1990, the ESOP trust issued and Mobil guaranteed $800 million of 9.17% Sinking Fund Debentures due February 29, 2000, pursuant to Rule 415 under the Securities Act of 1933. The ESOP trust used the proceeds to retire the floating interest rate notes due November 22, 2004. As of January 31, 1999, $196.2 million of these debentures were still outstanding.

Through January 31, 1999, the ESOP trust issued and Mobil guaranteed an aggregate of $275 million of medium-term notes under a $300 million shelf registration filed with the Securities and Exchange Commission pursuant to Rule
415. On March 12, 1999, the Securities and Exchange Commission declared effective a new shelf registration that would permit the offer and sale by the ESOP trust of an additional $475 million in debt securities, guaranteed by Mobil, pursuant to Rule 415. The proceeds of the sales of the issued notes were used to retire identical principal amounts of existing debt, and the proceeds of the issue and sale of any other debt securities issued and sold under the new shelf registration would be used for the same purpose. Interest on these medium-term notes is due semi-annually. A summary of these medium-term notes as of January 31, 1999 is as follows:

     Date of                      Interest      Maturity
     Issuance        Amount         Rate          Date
     --------     ------------    --------      --------

     2/28/94      $ 25,000,000     6.220%        2/28/02
     8/31/94        15,000,000     7.550%        2/28/02
     2/28/95        30,000,000     8.225%        8/31/04
     8/31/96        25,000,000     6.700%        8/31/00
     8/31/96        15,000,000     6.625%        2/28/01
     2/28/97        25,000,000     6.250%        8/31/01
     2/28/97        10,000,000     6.300%        9/03/02
     9/02/97        40,000,000     6.375%        8/31/01
     3/02/98        25,000,000     5.875%        9/03/02
     3/02/98        20,000,000     5.900%        2/28/03
     8/31/98        45,000,000     5.800%        9/02/03
                  ------------
                  $275,000,000
                  ============

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1998 and 1999


Note 4.  Employee Stock Ownership Plan (ESOP) - continued

Principal and interest payments on the debentures and medium term notes are due semi-annually. Plan fiscal year annual principal maturities are as follows:
$135,600,000 in 2000;  $85,600,000 in 2001;  $80,000,000 in 2002; $75,000,000 in
2003; and $95,000,000 in 2004.

On February 4, 1999, the ESOP trust established a commercial paper program under which the ESOP trust may sell to institutional investors up to $500 million of short-term notes, guaranteed by Mobil. The proceeds of the sales of such notes will be used for the same purposes as the proceeds of the debt securities issued by the ESOP trust and guaranteed by Mobil under the above mentioned shelf registrations. On March 1, 1999, the ESOP trust issued and Mobil guaranteed $115,090,808 of 4.973% notes, due August 31, 1999. The proceeds were used in part to retire in advance of their normal maturity dates the first three medium-term notes identified in the above schedule.

Only unallocated assets held in the ESOP trust are subject to recourse by creditors of the ESOP trust.

The ESOP trust uses dividends on the Mobil ESOP Convertible Preferred Stock, together with contributions from Mobil, to repay the principal and interest on the ESOP debt. The amount of ESOP debt repaid each Plan year results in the release of shares of Mobil ESOP Convertible Preferred Stock to be available for allocation to Plan participants' accounts. Mobil contributes semi-annually sufficient funds to ensure that each participant's account is credited with Mobil ESOP Convertible Preferred Stock as discussed in Note 1.

Plan participants earned 623,668 and 630,678 pay-based units of Mobil ESOP Convertible Preferred Stock, plus credit for fractional units, for the fiscal years ended January 31, 1998 and 1999, respectively. The aggregate fair values of these units were $43,921,110 in 1998 and $49,186,368 in 1999. In addition, Plan participants earn units of Mobil ESOP Convertible Preferred Stock equal to the value of the preferred dividends on units allocated to participant accounts. The units of Mobil ESOP Convertible Preferred Stock earned by dividends were 354,055 with a fair value of $25,109,583 in 1998, and 350,736 with a fair value of $26,463,066 in 1999.

As of January 31, 1998 and 1999, the Plan held 8,329,097 and 7,347,683 units, respectively, of Mobil ESOP Convertible Preferred Stock, which have yet to be earned by employees. The current values of these unearned units were $570,543,154 in 1998 and $642,922,263 in 1999. Net assets available for benefits at January 31, 1998 and 1999, included unrealized gains on the unallocated units of $246,749,503 and $357,281,086, respectively, since the ESOP's inception.

As a result of the two-for-one split of Mobil Common Stock in May 1997, the number of outstanding shares of Mobil ESOP Convertible Preferred Stock was doubled and the dividend rate and liquidation price were halved. All references in this report to the number of shares of such stock, dividend rate and liquidation price reflect, in some cases as a result of retroactive adjustments, these stock split-related changes.

Note 5.  Contributions and Distributions

Mobil's contributions are net of forfeitures of $229,409 and $270,663 for the years ended January 31, 1998 and 1999, respectively.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                         JANUARY 31, 1998 and 1999


Note 5.  Contributions and Distributions - continued

Transfers in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Savings Account. Transfers out during the year ended January 31, 1999 include a trust-to-trust transfer of the balances of former Mobil employees who became employees of the Aera Energy joint venture.

The Plan provides for the payment of vested benefits upon termination, death, disability or retirement.

Note 6.  Participant Loans

The Plan allows participants to borrow against their accounts in the trust. Loan interest rates are reviewed quarterly and determined for new loans, if appropriate, based on the "Bank Prime Loan" rate for the last business day of the second preceding calendar month, as published in Federal Reserve Statistical Release H.15. The term of loans may be any monthly increment between 12 and 60 months.

The maximum loan amount permitted is the lesser of (i) one-half the current value of the vested portion of the participant's account less any outstanding loan balance, or (ii) $50,000 less the maximum outstanding loan balance in the preceding twelve months.

Note 7.  Plan Investments

At January 31, 1998 and 1999, the percentage of the Plan's net assets that were investments in or receivables from Mobil was 66% and 63%, respectively.

Investments in the Plan as of January 31, 1998 were as follows ($ millions):

                                                            Current
                                                  Cost       Value
                                                 ------     -------
  Mobil Common Stock..........................   $1,086      $2,093
  Mobil ESOP Convertible Preferred Stock......      663       1,168
  Merrill Lynch Floating Rate Long-Term
    Fixed Income Fund.........................      699         699
  Jennison Equity Fund........................      371         856
  Other lower risk funds - less than 5% of Plan
    net assets:
    Merrill Lynch Institutional Fund..........      114         114
    Merrill Lynch Global Allocation Fund......       82          84
    Merrill Lynch Equity Index Trust..........       68          94
    Franklin U.S. Government Securities Fund..       70          71
    AIM Charter Fund..........................       58          66
  Other higher risk funds - less than 5% of Plan
    net assets:
    MFS Emerging Growth Fund..................      100         126
    Templeton Foreign Fund....................       63          61
    Templeton Developing Markets Trust........       42          33
  Participant Loans...........................       82          82
                                                 ------      ------
                                                 $3,498      $5,547
                                                 ======      ======

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1998 and 1999


Note 7.  Plan Investments - continued

Investments in the Plan as of January 31, 1999 were as follows ($ millions):

                                                            Current
                                                  Cost       Value
                                                 ------     -------
  Mobil Common Stock..........................   $1,096      $2,458
  Mobil ESOP Convertible Preferred Stock......      639       1,438
  Merrill Lynch Floating Rate Long-Term
    Fixed Income Fund.........................      779         779
  Jennison Equity Fund........................      412       1,221
  Other lower risk funds - less than 5% of Plan
    net assets:
    Merrill Lynch Institutional Fund..........      127         127
    Merrill Lynch Global Allocation Fund......       73          67
    Merrill Lynch Equity Index Trust..........      101         153
    Franklin U.S. Government Securities Fund..      113         114
    AIM Charter Fund..........................       62          84
  Other higher risk funds - less than 5% of Plan net assets:
    MFS Emerging Growth Fund..................      104         157
    Templeton Foreign Fund....................       63          52
    Templeton Developing Markets Trust........       35          24
  Participant Loans...........................       74          74
                                                 ------      ------
                                                 $3,678      $6,748
                                                 ======      ======

The Plan's investment in Mobil Common Stock at January 31, 1998 and 1999 represented 3.9% and 3.6%, respectively, of the outstanding shares.

The average crediting interest rate of the Merrill Lynch Floating Rate Long-Term Fixed Income Fund for the years ended January 31, 1998 and 1999 was 6.5% and 6.3%, respectively. The annualized crediting interest rate at January 31, 1998 and 1999 was 6.5% and 6.1%, respectively. Crediting rates fluctuate with the activities of the underlying contracts. This investment choice has no fixed term nor a minimum crediting interest rate in that context.

Note 8.  Tax Status

On October 23, 1998, the Internal Revenue Service determined that the entire Plan, a stock bonus plan qualified under Section 401(a) of the Internal Revenue Code (the Code), also qualifies as an employee stock ownership plan (an "ESOP") under section 4975(e)(7) of the Code, and that the Trusts thereunder (collectively, the Trust) are exempt from Federal income tax under Section 501(a) of the Code.

Note 9.  Plan Termination

While Mobil has not expressed an intent to terminate the Plan, it may do so at any time, subject to the provisions of the Employee Retirement Income Security Act (ERISA). In the event the Plan is terminated, all participants will become fully vested in their accounts and the net assets of the Plan shall be distributed among the participants in accordance with ERISA.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1998 and 1999


Note 10.  Impact of Year 2000 (unaudited)

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the computer programs that have time-sensitive software may recognize a date using "00" rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in similar, normal business activities.

Mobil has essentially completed an assessment of its business software and equipment from a year 2000 compliance standpoint. Mobil is in the process of completing the modification or replacement of its materially important business software and equipment that are not year 2000 compliant so that its computer systems will function properly with respect to dates in the year 2000. The Plan's service providers have indicated that they are presently taking steps to ensure that their systems and operations that impact Plan information will be Year 2000 compliant.



                                         SUPPLEMENTAL INFORMATION

                              EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                              JANUARY 31, 1999


                                           Description of Investment,                       CURRENT
Identity of Issue, Borrower,               Including Maturity Date, Rate of      COST        VALUE
  Lessor or Similar Party                  Interest, Par or Maturity Value      (000's)     (000's)
----------------------------------------------------------------------------------------------------
Corporate Stocks:
  Mobil Common Stock*                      28,088,090 shares                 $1,095,948  $2,457,708
  Mobil ESOP Convertible
    Preferred Stock*                          164,354 shares                    638,927   1,438,099

Registered Investment Companies:
  Merrill Lynch Institutional Fund*       126,731,686 shares                    126,732     126,732
  Massachusetts Financial Services Company
    MFS Emerging Growth Fund                3,273,929 shares                    103,732     156,788
  Merrill Lynch Global Allocation Fund*     5,240,459 shares                     72,992      66,763
  Franklin Custodian Funds, Inc. Franklin
    U.S. Government Securities Fund        16,458,090 shares                    112,621     113,890
  AIM Charter Fund                          5,344,412 shares                     61,689      83,907
  Franklin Templeton Group Templeton
    Foreign Fund                            6,350,266 shares                     62,501      52,390
  Franklin Templeton Group Templeton
    Developing Markets Trust                2,480,433 shares                     34,641      24,110

Common Collective Trust:
  Merrill Lynch Equity Index Trust*         1,760,066 shares                    100,976     153,705

Other investments:
  Jennison Associates Capital Corporation
    Jennison Equity Fund                   12,564,501 units                     412,376   1,220,641
  Merrill Lynch Floating Rate
    Long-Term Fixed Income Fund*          778,739,939 shares                    778,740     778,740

Participant loans, 6.0% to 9.0% interest rate range*                             74,238      74,238
                                                                             ----------  ----------
                                                                             $3,676,113  $6,747,711
                                                                             ==========  ==========

*  Party-in-interest as defined by ERISA

                                                        13



                                         SUPPLEMENTAL INFORMATION

                              EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                        YEAR ENDED JANUARY 31, 1999

                                                                Expense               Current
                                                                Incurred              Value at      Net
Identity                           Purchase   Selling  Lease      With      Cost of   Transaction  Gain
of Party                           Price      Price    Rental  Transaction   Asset    Date        (Loss)
Involved    Description of Asset   (000's)    (000's)  (000's)   (000's)    (000's)   (000's)     (000's)
----------------------------------------------------------------------------------------------------------
Series of Transactions (Category iii)

Mobil*        Mobil Common Stock
              1,013 Purchases      $393,206                       $154     $393,360
              1,838 Sales                    $488,572              187      340,459   $488,385   $147,926

Merrill       Merrill Lynch Floating
Lynch*        Rate LTFI
              1,063 Purchases       571,711                                 571,711
              971   Sales                     491,777                       491,777    491,777       -



* Party-in-interest as defined by ERISA
There were no category (i), (ii) or (iv) reportable transactions for the fiscal year.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Mobil Oil Corporation, the administrator of the Employees Savings Plan of Mobil Oil Corporation, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION


                                   MOBIL OIL CORPORATION





BY                                 /S/ GORDON G. GARNEY
NAME AND TITLE                     Gordon G. Garney, Senior
                                   Assistant Secretary
DATE                               May 12, 1999

                                EXHIBIT INDEX


EXHIBIT                                                 SUBMISSION MEDIA


23. Consent of Ernst & Young LLP,                       Electronic
    Independent Auditors,
    dated May 5, 1999.